

January 24, 2011

Curt S. Culver
Chairman of the Board and Chief Executive Officer
MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

> **Re:** **MGIC Investment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed March 26, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-10816**

Dear Mr. Culver:

We have reviewed your January 7, 2011 response to our December 22, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis
Overview
Loan Modification and Other Similar Programs, page 56

1. There appears to be a significant uncertainty regarding loan modifications in the data that you receive from the loan servicers. Please provide us proposed disclosure to revise your Critical Accounting Policies disclosure to address how you consider loan modifications in your loss reserve estimate, including how you assess completeness and accuracy of the servicer-provided data utilized in your loss reserve model as it relates to loan modifications. If as you state in response to prior comment seven, that given the limited information provided to you that you are not able to determine the effects of

modifications on your loss reserves or incurred losses, disclose how you are able to conclude that your loss reserve is accurate at the balance sheet date.

Results of Consolidated Operations
Losses
Losses Incurred, page 69

2. Refer to your response to prior comment two, and please address the following:
   - You disclose that if a default goes to claim, any premium collected from time of default to time of the claim payment is returned to the servicer and that this results in a reduction to premiums written and earned. Please tell us if you are making an accrual for these refunds, and if not provide the basis for your conclusion.
   - You disclose that most of your rescissions involve material misrepresentations made, or fraud committed, in connection with the origination of a loan. Please disclose what your other rescissions, besides the above, involve.
   - You disclose that in general, your insurance policies allow you to rescind coverage if a material misrepresentation is made and if the lender or related parties such as the originator and the mortgage loan broker were aware of such misrepresentation. Please revise your disclosure to clarify what you mean by "in general" within this disclosure, and disclose whether your mortgage insurance policies include language describing your legal right to unilaterally rescind coverage as if such coverage never existed for material misrepresentation and if the lender or related parties were aware of such misrepresentation. If your policies do not include such language, please tell us and disclose your basis for concluding that you have the legal right to rescind coverage if the aforementioned conditions are met.
   - You disclose that you send a findings letter to the lender informing them of your investigation's findings, and you generally allow them a period to rebut your findings. Please revise your disclosure to clarify the period of time that you allow to rebut your findings, and clarify whether this is a contractual right given to the lender or merely your business practice.

Default inventory by state, page 77
Default inventory, page 77
Flow default inventory by policy year, page 77

3. We believe that the primary default inventory by state, by flow and bulk, and by policy year that you provided as informative data points would be more useful to investors when linked to your loss reserves. Please revise your tabular disclosure to include the related loss reserves on a disaggregated basis, by state, by flow and bulk, and by policy year. If you are unable to quantify this information please disclose this fact and explain why management is unable to do so.

Critical Accounting Policies
Loss Reserves, page 93

4. Refer to your response to prior comment five, and address the following:
- You disclose that even though, the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurers from its guidance relating to loss reserves; you establish loss reserves using the general principles contained in the insurance standard. Please tell us how you considered ASC 450-20 and whether your estimate of loss reserves complies with that standard. Revise your disclosure as appropriate.
- You disclose that you rescind in cases where you believe your policy allows you to do so. Please revise your disclosure to clarify the cases in which you believe your policy allows you to rescind. Also, disclose whether your belief is based upon a legal or contractual right, and whether your belief is supported by language included in your mortgage insurance policies.
- You state in your response that your loss reserves do not include a specific estimate for reinstatement of previously rescinded policies, and you disclose in your response to prior comment two that rescission reversals have been immaterial. However, you disclose in response to comment two that actions disputing your right to rescind coverage may be brought up to three years after the lender has obtained title to the property or the property was sold in a sale that you approved. Please tell us what consideration you gave in your reserving process to the probability of rescission reversals increasing significantly given that the dispute period is up to three years, and as you disclose on page 95 of your filing, you continue to have discussions with lenders regarding their objections to rescissions that in the aggregate are material.
- You also disclose when establishing your loss reserves, you do not include additional loss reserves that would reflect an adverse development from ongoing dispute resolution proceedings, including those with Countrywide. Instead, it appears that you address your ongoing dispute resolution proceedings, including ongoing litigation and arbitration proceedings, within your litigation and contingencies disclosure in Note 15. As such, please expand your disclosure in Note 15 to include all disclosures required by paragraphs 3-5 of ASC 450-20-50. Specifically, address ongoing dispute resolution proceedings that are probable of an adverse development and such proceedings that are reasonably possible of resulting in an adverse development. Please note that ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Also, note that we do not believe that general disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Curt S. Culver
MGIC Investment Corporation
January 24, 2011
Page 4

Notes to Consolidated Financial Statements
8. Loss reserves and premium deficiency reserves, page 136

5. Refer to your response to prior comment seven, and address the following:
- Regarding your assertion that you cannot provide the effect of rescissions on your losses incurred separated between the current year and prior years, revise your proposed disclosure to indicate why the amount of your change in the reserve estimate from the prior period is accurate.
- You disclose in footnote (1) to the reconciliation of beginning and ending loss reserves for the nine months ended September 30, 2010 that the estimated reduction in loss reserves related to rescissions at December 31, 2009 is $2.1 billion, in footnote (3), that rescissions mitigated your incurred losses by an estimated $500 million in the first nine months of 2010, and in footnote (5), that the estimated reduction in loss reserves related to rescissions at September 30, 2010 is $1.9 billion. Please revise your footnotes to your tabular reconciliation to disclose the offsetting amount(s) to the estimated $500 million in order to arrive at the $200 million net change in your estimated reduction in loss reserves as of September 30, 2010.
- Please revise your proposed disclosure to identify the nature of your $304 million redundancy of prior year loss reserves by specifying and quantifying the underlying drivers of the redundancy, including any material offsetting factors. This comment also applies to the December 31, 2009 prior year loss reserve deficiency of $467 million. Please provide us your revised disclosure for this period.

Index to Exhibits

6. We note your response to comment 8. Your agreement with Fannie Mae was incomplete when filed as an exhibit to your Form 8-K filed October 16, 2009. In order for a material agreement to be considered complete when filed, it must include all exhibits, appendices, and schedules thereto. Please amend your Form 8-K to file a complete copy of the agreement including all previously omitted exhibits.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203, or Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 with questions on comment six. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant